Exhibit 99.1

Core AI Holdings Advances AI Powered Residential Decision Intelligence

HomeGPT expands the Company’s vertical AI strategy with multimodal home design, renovation visualization and AI-powered residential decision tools

Miami, FL — July 21, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI technology and infrastructure company, today announced that it is advancing the strategic positioning of HomeGPT as an AI-powered residential decision layer, expanding the platform’s role beyond home visualization to support planning, renovation and residential purchasing decisions. As a key component of the Company’s vertical AI application strategy, HomeGPT combines multimodal generative AI, spatial understanding, image editing, intelligent layout generation and AI video capabilities to transform a single home photo into a comprehensive design experience.

The U.S. housing market continues to present a mixed outlook. Total housing starts increased 19.0% in June, while single-family housing starts declined 0.2% and single-family building permits fell 2.4%. In July, builder confidence declined to 34, while the average 30-year fixed mortgage rate remained elevated at 6.55%.

For homeowners, higher borrowing costs are making relocation more expensive and extending the decision cycle around renovating, remodeling or reconfiguring an existing property. Across the residential value chain, design miscommunication, budgeting errors and purchasing mistakes have also become increasingly costly. HomeGPT is designed to support consumers during this critical planning stage before significant capital is committed.

HomeGPT is an AI-powered home design and renovation platform that enables users worldwide to transform a single interior, exterior or garden photo into multiple design concepts. Through features including Interior Design, Exterior Design, Garden Design, Item Swap, Style Match, Wall Makeover, Floor Makeover and Floorplan 3D, users can replace furniture, evaluate materials, explore layouts and convert static designs into AI-generated video walkthroughs.

Recent investment activity continues to highlight growing interest in AI solutions for the residential sector. Higharc completed a $95 million Series C financing on June 30 to expand its design-to-construction capabilities into estimating and building-material supply chains. Probook announced $40 million in funding on June 23 for its AI operating system serving home-service businesses, while Runpod secured a $100 million growth investment on June 24 to expand its AI developer cloud infrastructure.

Together, these investments span residential design workflows, service operations and AI infrastructure, underscoring growing investor interest in vertical AI platforms that participate in high-value consumer decisions and support multiple revenue opportunities. While builders optimize construction and service providers improve project delivery, HomeGPT is focused on an earlier stage of the customer journey—helping consumers visualize alternatives, build confidence and make more informed residential spending decisions.

The platform is designed to support multiple potential monetization opportunities. Consumers may access enhanced capabilities through subscriptions, usage credits, high-resolution exports and AI-generated video walkthroughs. Designers, real estate professionals and renovation contractors can utilize professional collaboration tools for proposals and client presentations. Over time, furniture, building material and home-service recommendations may further connect consumer design intent with real-world purchasing decisions.

“The real value of residential AI is not simply producing a beautiful image—it is reducing uncertainty around one of the largest financial decisions consumers make,” said Aitan Zacharin, Chief Executive Officer of Core AI Holdings. “As homeownership and renovation costs continue to rise, consumers increasingly want confidence before construction begins or a purchase is made. HomeGPT is designed to provide an intelligent decision layer that combines spatial understanding, AI-generated design and residential planning into a seamless experience.”

Looking ahead, HomeGPT is expected to continue expanding its capabilities through budget-aware design recommendations, multi-view spatial consistency, immersive 360-degree experiences, intelligent furniture and material recommendations, and collaboration tools for professional users.

The HomeGPT app is now available for download through the Apple App Store and Google Play.

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business which has generated over 800 million downloads, and built a global user base of more than 40 million players across over 140 countries.

Core AI Investor Relations

ir@coregaming.co

www.coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements.